UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

        We have audited the accompanying statements of net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HEIN & ASSOCIATES LLP Irvine, California
June 24, 2010

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Investments in Master Trust, at fair value	$243,813,206	$182,195,326
Participant loans receivable	5,895,025	5,104,082
Dividends and interest receivable	36,916	36,925
Company contributions receivable	137,651	137,654

Net assets available for benefits at fair value	249,882,798	187,473,987
Adjustment from fair value to contract value for investment in Master Trust from fully benefit-responsive investment contracts (Note 2)	(1,195,813)	568,189

NET ASSETS AVAILABLE FOR BENEFITS	$248,686,985	$188,042,176

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of Master Trust	$41,237,114	$(38,259,560)
Interest	2,143,187	2,137,992
Dividends	1,215,127	1,707,687
Participant loans interest	354,582	376,434

Total investment income (loss)	44,950,010	(34,037,447)

Contributions:
Participant contributions	15,233,617	13,505,046
Company contributions	6,894,651	5,567,040
Rollover contributions	1,357,840	1,626,599

Total contributions	23,486,108	20,698,685

Total additions (reductions)	68,436,118	(13,338,762)

Deductions from net assets attributed to:
Benefits paid to participants	7,714,580	12,458,757
Administrative expenses	76,729	84,642

Total deductions	7,791,309	12,543,399

Net increase (decrease) in net assets available for benefits	60,644,809	(25,882,161)
Net assets available for benefits:
Beginning of year	188,042,176	213,924,337

End of year	$248,686,985	$188,042,176

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

1.     Description of the Plan

        The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the "Company") who have met certain eligibility requirements, as described below.

Eligibility

        Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended;

  3.
  Leased employees who are employed by another company that provides services to Edwards; and

  4.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are employees of the Company. State Street Bank and Trust Company ("Trustee") serves as trustee of the Plan's assets and ING Group provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first three percent of the participant's annual eligible compensation contributed to the Plan on a dollar for dollar basis. The Company matches the next two percent of the participant's annual eligible compensation to the Plan on a 50% basis. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain limitations. Certain employees are also eligible for transitional contributions related to the spin-off from Baxter International, as described more fully in the Plan document.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant's Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

  Commingled Funds:

          SSgA Stable Value PAR Fund—The fund invests in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products.

          American Century Investments Inflation-Adjusted Bond Fund—The fund invests at least 80% of its assets in inflation-adjusted securities, including inflation-indexed securities issued by the U.S. Treasury, by other U.S. government agencies and instrumentalities, and by non-U.S. government entities such as corporations.

          PIMCO Total Return Fund—The fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

          SSgA Moderate Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

          Vanguard Target Retirement Income Fund—The fund uses an asset allocation strategy designed for investors currently in retirement. It typically allocates 70% of assets to bonds and 30% to stocks.

          Vanguard Target Retirement 2010 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2010. It typically allocates 51% of assets to stocks and 49% to bonds.

          Vanguard Target Retirement 2015 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2015. It typically allocates 61% of assets to stocks and 39% to bonds.

          Vanguard Target Retirement 2020 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. It typically allocates 69% of assets to stocks and 31% to bonds.

          Vanguard Target Retirement 2025 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2025. It typically allocates 76% of assets to stocks and 24% to bonds.

          Vanguard Target Retirement 2030 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2030. It typically allocates 84% of assets to stocks and 16% to bonds.

          Vanguard Target Retirement 2035 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2035. It typically allocates 90% of assets to stocks and 10% to bonds.

          Vanguard Target Retirement 2040 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. It typically allocates 90% of assets to stocks and 10% to bonds.

          Vanguard Target Retirement 2045 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2045. It typically allocates 90% of assets to stocks and 10% to bonds.

          Vanguard Target Retirement 2050 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2050. It typically allocates 90% of assets to stocks and 10% to bonds.

          SSgA S&P 500 Flagship Fund—The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the index.

          Van Kampen Growth and Income Fund—The fund invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

          American Funds Growth Fund of America—The fund invests primarily in common stocks. It may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and Canada, and not included in the S&P's 500 Composite Index, and up to 10% of assets in lower quality nonconvertible securities.

          Dreyfus Mid Cap Index Fund—The fund generally is fully invested in stocks included in the S&P MidCap 400 Index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

          Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

          Columbia Small Cap Value Fund II—The fund invests at least 80% of assets in equity securities of U.S. companies within the Russell 2000 Value Index that are believed to have the potential for long-term growth.

          BlackRock Small Cap Growth Fund—The fund invests at least 80% of assets in equities issued by U.S. small capitalization companies whose market capitalizations are within the range of market capitalizations of companies in the Russell 2000 Growth Index.

          SSgA EAFE Index Fund—The fund invests in equity securities of companies outside the United States, seeking to match closely the performance of the Morgan Stanley Capital International, Europe, Australia, Far East Index while providing daily liquidity.

  Self-Managed Funds:

          Self-Managed Funds—This is a brokerage option that allows participants to invest in approximately 4,000 different mutual funds.

  Common Stock Funds:

          Edwards Lifesciences Corporation Stock Fund—Consists of Edwards common stock. Voting rights are passed through to individual participants.

          Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants could no longer elect that contributions be invested in the fund, nor could they transfer any existing account balances into the fund.

Participant Loans

        Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loan bears interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 4.0% to 9.0%, and has a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

        Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, receive periodic installments or transfer the balance in the participant's account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount. Vested accounts between $1,000 and $5,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant or to receive the distribution directly in accordance with the Plan.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) if the participant is over age 59 1/2, fully vested and has completed five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

        Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

        A participant's non-vested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures of $582,072 and $938,780 were used to reduce Company matching contributions during 2009 and 2008, respectively. Forfeitures outstanding were approximately $31,773 and $486,702 at December 31, 2009 and 2008, respectively.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

        In April 2009, the Financial Accounting Standards Board ("FASB") issued accounting guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and identifying circumstances that indicate a transaction is not orderly. The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan's financial statements.

        In May 2009, the FASB issued accounting guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance required the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The guidance was effective for interim or annual financial periods ending after June 15, 2009. In February 2010, the FASB issued an amendment to Accounting Standards Codification ("ASC") Topic 855, "Subsequent Events," to remove the requirement for Securities and Exchange Commission ("SEC") filers to disclose the date through which an entity has evaluated subsequent events. This change alleviates potential conflicts with current SEC guidance. The guidance was effective upon its issuance. The adoption of this guidance did not have a material impact on the Plan's financial statements.

        In June 2009, the FASB issued an accounting standard establishing the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States ("GAAP"). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The accounting standard was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP and did not have a material impact on the Plan's financial statements.

        In September 2009, the FASB issued an amendment to ASC Topic 820, "Fair Value Measurements and Disclosures," for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update created a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and required disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this guidance did not have a material impact on the Plan's financial statements.

New Accounting Standards Not Yet Adopted

        In January 2010, the FASB issued an amendment to ASC Topic 820, "Fair Value Measurements and Disclosures," to require companies to (a) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers and (b) present separately in the Level 3 reconciliation information about purchases, sales, issuances and settlements. The amendment also clarifies existing guidance on the level of disaggregation to present and disclosures about inputs and valuation techniques. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Company does not expect the adoption of this guidance will have a material impact on the Plan's financial statements.

Investment Valuation and Income Recognition

        The investment in the Master Trust (see Note 4) is valued at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust's assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

        Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Net appreciation in the Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation. Interest income is recorded as earned on an accrual basis, and dividends are recorded on the ex-dividend date.

        The Plan invests in investment contracts through participation in the SSgA Stable Value Par Fund ("Stable Value Fund"), a common collective trust fund. The accounting guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits reflect these investments at fair value, with a corresponding adjustment to reflect the investments at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

        The Plan's Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and/or a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

3.     Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company prioritizes the inputs used to determine fair values in one of the following three categories:

          Level 1—Quoted market prices in active markets for identical assets or liabilities.

          Level 2—Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.

          Level 3—Unobservable inputs that are not corroborated by market data.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

        The following table summarizes the Plan's financial instruments which are measured at fair value on a recurring basis as of December 31, 2009 and 2008:

December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$62,751,217	$—	$—	$62,751,217
Common stock	56,639,537	—	—	56,639,537
Common/collective trust funds	—	122,257,152	—	122,257,152
Money market funds	—	2,165,300	—	2,165,300
Participant loans	—	—	5,895,025	5,895,025

	$119,390,754	$124,422,452	$5,895,025	$249,708,231

December 31, 2008	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$40,258,081	$—	$—	$40,258,081
Common stock	40,208,098	—	—	40,208,098
Common/collective trust funds	—	100,192,214	—	100,192,214
Money market funds	—	1,536,933	—	1,536,933
Participant loans	—	—	5,104,082	5,104,082

	$80,466,179	$101,729,147	$5,104,082	$187,299,408

        The following table summarizes the changes in fair value of the Plan's financial assets that have been classified as Level 3 for the years ended December 31, 2009 and 2008:

Participant loans
Balance at December 31, 2007	$4,639,409
Total gains—realized and unrealized:
Included in earnings(a)	376,434
Purchases, sales, issuances, and settlements	88,239

Balance at December 31, 2008	5,104,082
Total gains—realized and unrealized:
Included in earnings(a)	354,582
Purchases, sales, issuances, and settlements	436,361

Balance at December 31, 2009	$5,895,025

(a)
Recorded as "Participant loans interest" in the Statements of Changes in Net Assets Available for Benefits.

        Mutual funds and common stock investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded. Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy as the unit price is not quoted in an active market. However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities. Participant loans are valued at their outstanding principal balance plus accrued interest, which approximates fair value.

4.     Investments

        The Master Trust, held by State Street Bank and Trust Company, holds the assets of the Plan and the Edwards Lifesciences Technology SARL Savings and Investment Plan.

        The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan's net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

        Summarized financial information for the Trust as of December 31 is as follows:

	December 31,
	2009	2008
Net assets held by Master Trust, at fair value:
Common/collective trust funds	$134,550,319	$110,829,614
Mutual funds	64,478,136	41,749,586
Common stock funds	62,097,125	43,450,922
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(1,361,529)	648,831

Net assets available for benefits	$259,764,051	$196,678,953

% of Plan net assets held by Master Trust	93.40%	92.92%

        Investment income (loss) from Master Trust investments for the years ended December 31, 2009 and 2008 is as follows:

	Years Ended December 31,
	2009	2008
Interest income	$2,441,516	$2,456,760
Dividend income	1,240,810	1,747,156
Net appreciation (depreciation) in fair value:
Common stock funds	20,985,197	3,733,104
Mutual funds	11,580,755	(20,196,700)
Common/collective trust funds	10,679,727	(23,032,484)

Investment income (loss)	$46,928,005	$(35,292,164)

% of Plan investment income (loss) from Master Trust	95.03%	97.51%

        The only investment that represents 5% or more of the Plan's net assets available for benefits at December 31, 2009 and 2008 was the Plan's interest in the Master Trust.

5.     Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

6.     Tax Status of the Plan

        The Company has received a favorable determination letter from the Internal Revenue Service on the Plan's federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.     Related Parties

        At December 31, 2009 and 2008, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds and short-term investment funds of the Trustee and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2009 and 2008:

	2009	2008
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$248,686,985	$188,042,176
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,195,813	(568,189)

Net assets available for benefits per Form 5500	$249,882,798	$187,473,987

	2009	2008
Statement of Changes in Net Assets Available for Benefits:
Net increase (decrease) in net assets available for benefits per the financial statements	$60,644,809	$(25,882,161)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	568,189	933,271
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,195,813	(568,189)
Net asset conversions and other	(22,589)	(26,941)

Net income (loss) per Form 5500	$62,386,222	$(25,544,020)

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H—line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Participant Loans	Varying maturity dates with interest rates ranging from 4.0% to 9.0%	—	$5,895,025
	Edwards Lifesciences Corporation 401(k) Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	242,617,393

*
Party-in-interest for which a statutory exemption exists.

**
Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN
June 24, 2010	By:	/s/ ROBERT C. REINDL Robert C. Reindl Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

        Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP